[Wasatch Funds Letterhead]

Via EDGAR Correspondence

July 27, 2018

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant” or the “Trust”)

Registration Statement on Form N-14

File No. 333-222353

Dear Ms. Browning,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests that the effective date of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 filed with the Securities and Exchange Commission via EDGAR on July 27, 2018 be accelerated so that it will become effective at 9:00 a.m. on Monday, July 30, 2018 or soon thereafter as reasonably practicable.

Please do not hesitate to contact the undersigned at (801) 415-5519 if you have any questions concerning the foregoing.

Sincerely,

/s/ Russell L. Biles

Russell L. Biles

Vice President

[ALPS Distributors, Inc. Letterhead]

Via EDGAR Correspondence

July 27, 2018

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant” or the “Trust”)

Registration Statement on Form N-14

File No. 333-222353

Dear Ms. Browning,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ALPS Distributors, Inc., principal underwriter to the Trust hereby respectfully requests that the effective date of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 filed with the Securities and Exchange Commission via EDGAR on July 27, 2018 be accelerated so that it will become effective at 9:00 a.m. on Monday, July 30, 2018 or soon thereafter as reasonably practicable.

Please call Russell L. Biles, Vice President, Chief Compliance Officer and Secretary for the Registrant at (801) 415-5519 if you have any questions concerning the foregoing.

Sincerely yours,

ALPS DISTRIBUTORS, INC.

By: /s/ Steven B. Price

Name: Steven B. Price

Title: Senior Vice President & Director of Distribution Services

cc:	R. Biles